                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                       ---------------------------------

                                   FORM 11-K

                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934


                  For the fiscal year ended December 31, 1996

                       ---------------------------------

A.       Full Title of the Plan and the address of the Plan:

                           GENERAL CABLE CORPORATION
                       SAVINGS PLAN FOR HOURLY EMPLOYEES

                               4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                           GENERAL CABLE CORPORATION

                               4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                              REQUIRED INFORMATION


         The following financial statements for the General Cable Corporation Savings Plan for Hourly Employees are attached hereto as Annex I:

         INDEPENDENT AUDITORS' REPORT

         FINANCIAL STATEMENTS:

            Statement of Net Assets Available for Benefits, December 31, 1996

            Statement of Net Assets Available for Benefits, December 31, 1995

            Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1996

            Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1995

            Notes to Financial Statements

         SUPPLEMENTAL SCHEDULE - Schedule of Assets Held for Investment (Item 27a of Form 5500), December 31, 1996

         SUPPLEMENTAL SCHEDULES OMITTED

         Certain of the Plan's assets are invested in the General Cable Corporation Master Defined Contribution Trust. Therefore, schedules of investments held at December 31, 1996 and of reportable transactions of the Master Trust for the year ended December 31, 1996 have been certified by the Master Trustee and have been separately filed with the Department of Labor. Other supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

         Also attached hereto as Exhibit 23 is the consent of Deloitte & Touche LLP, independent auditors.

                                   SIGNATURES

      Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                            GENERAL CABLE CORPORATION
                                            SAVINGS PLAN FOR HOURLY EMPLOYEES


Date: July 23, 1997                         By: /s/ Robert J. Siverd
                                               -------------------------------

                                            Name: Robert J. Siverd
                                                 -----------------------------

                                            Title: Member, Retirement Plans
                                                   Finance Committee

                                                                         ANNEX I

GENERAL CABLE CORPORATION SAVINGS PLAN FOR HOURLY
EMPLOYEES


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                                 Page
INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

   Statement of Net Assets Available for Benefits, December 31, 1996                                               2

   Statement of Net Assets Available for Benefits, December 31, 1995                                               3

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 1996                                                                                  4

   Statement of Changes in Net Assets Available for Benefits for the
     Year Ended December 31, 1995                                                                                  5

   Notes to Financial Statements                                                                                   6

SUPPLEMENTAL SCHEDULE - Schedule of Assets Held for Investment
  (Item 27a of Form 5500), December 31, 1996                                                                      10

SUPPLEMENTAL SCHEDULES OMITTED

Certain of the Plan's assets are invested in the General Cable Corporation Master Defined Contribution Trust. Therefore, schedules of investments held at December 31, 1996 and of reportable transactions of the Master Trust for the year ended December 31, 1996 have been certified by the Master Trustee and have been separately filed with the Department of Labor. Other supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

DELOITTE &
  TOUCHE LLP
--------------------------------------------------------------------------------
                             250 East Fifth Street      Telephone:(513) 784-7100
                             P.O. Box 5340
                             Cincinnati, Ohio 45201-5340



INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of
  General Cable Corporation Savings Plan
  for Hourly Employees:

We have audited the accompanying statements of net assets available for benefits of the General Cable Corporation Savings Plan for Hourly Employees ("the Plan") as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund is the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
June 27, 1997

---------------
DELOITTE TOUCHE
TOHMATSU
INTERNATIONAL
---------------

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                           SUPPLEMENTAL INFORMATION BY FUND
                                           --------------------------------------------------
                                              NB SHORT-
                                            INTERMEDIATE    NB EQUITY       NB
                                             GOVERNMENT      INCOME      TREASURY      LOAN
                                                FUND          FUND         FUND        FUND        TOTAL
ASSETS:
  Investment in General Cable Corporation
    Master Defined Contribution
    Trust (Notes 1,2,4)                       $234,177       $721,247     $215,935               $1,171,359
  Contributions receivable                       5,920         15,701        4,118                   25,739
  Loans to participants (Note 1)                                                      $23,888        23,888
                                              --------       --------     --------    -------    ----------


NET ASSETS AVAILABLE FOR BENEFITS             $240,097       $736,948     $220,053    $23,888    $1,220,986
                                              ========       ========     ========    =======    ==========

See notes to financial statements.

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS,
DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                     SUPPLEMENTAL INFORMATION BY FUND
                                           ------------------------------------------------
                                              NB SHORT-
                                            INTERMEDIATE    NB EQUITY      NB
                                             GOVERNMENT      INCOME     TREASURY     LOAN
                                                FUND          FUND        FUND       FUND      TOTAL
ASSETS:
  Investment in General Cable Corporation
    Master Defined Contribution
    Trust (Notes 1,2,4)                        $125,447      $295,979    $126,677             $548,103
  Contributions receivable                        3,931         9,912       3,247               17,090
  Loans to participants (Note 1)                                                     $5,319      5,319
                                               --------      --------    --------    ------   --------


NET ASSETS AVAILABLE FOR BENEFITS              $129,378      $305,891    $129,924    $5,319   $570,512
                                               ========      ========    ========    ======   ========

See notes to financial statements.

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                             Supplemental Information by Fund
                                               ----------------------------------------------------
                                                 NB Short-
                                               Intermediate     NB Equity       NB
                                                Government       Income      Treasury       Loan
                                                   Fund           Fund         Fund         Fund        Total
INCREASES:
  Employee contributions (Note 3)                 $122,833       $335,738     $ 95,350               $  553,921
  Equity in net earnings of the General
    Cable Corporation Master Defined
    Contribution Trust (Notes 1,2,4)                 5,844         90,946        7,820     $   735      105,345
                                                  --------       --------     --------     -------   ----------
           Total increase                          128,677        426,684      103,170         735      659,266
                                                  --------       --------     --------     -------   ----------

DECREASES - Distributions to
  participants (Note 3)                                918          4,438        2,515         921        8,792
                                                  --------       --------     --------     -------   ----------

INTERFUND TRANSFERS                                (17,040)         8,811      (10,526)     18,755            0
                                                  --------       --------     --------     -------   ----------

INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                           110,719        431,057       90,129      18,569      650,474

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                129,378        305,891      129,924       5,319      570,512
                                                  --------       --------     --------     -------   ----------

  End of year                                     $240,097       $736,948     $220,053     $23,888   $1,220,986
                                                  ========       ========     ========     =======   ==========

See notes to financial statements.

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                     SUPPLEMENTAL INFORMATION BY FUND
                                                   ------------------------------------------------------------
                                                        NB SHORT-
                                                      INTERMEDIATE     NB EQUITY          NB
                                                       GOVERNMENT       INCOME         TREASURY       LOAN
                                                          FUND           FUND            FUND         FUND        TOTAL
INCREASES:
  Employee contributions (Note 3)                       $ 82,405        $169,168       $ 83,113                  $334,686
  Equity in net earnings of the General
    Cable Corporation Master Defined
    Contribution Trust (Notes 1,2,4,5)                     8,115          40,352          4,176                    52,643
                                                        --------        --------       --------       ------     --------
           Total increase                                 90,520         209,520         87,289                   387,329
                                                        --------        --------       --------       ------     --------

DECREASES - Distributions to
  participants (Note 3)                                      328           2,226            310                     2,864
                                                        --------        --------       --------       ------     --------

INTERFUND TRANSFERS                                       (5,460)            825           (684)      $5,319
                                                        --------        --------       --------       ------     --------

INCREASE IN NET ASSETS
  AVAILABLE FOR BENEFITS                                  84,732         208,119         86,295        5,319      384,465

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                       44,646          97,772         43,629                   186,047
                                                        --------        --------       --------       ------     --------

  End of year                                           $129,378        $305,891       $129,924       $5,319     $570,512
                                                        ========        ========       ========       ======     ========

See notes to financial statements.

GENERAL CABLE CORPORATION SAVINGS PLAN FOR
HOURLY EMPLOYEES


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.    PLAN DESCRIPTION

      The assets of the Plan are maintained in the General Cable Corporation Master Defined Contribution Trust ("Master Trust"). This description of the Plan is provided for general information only. Participants should refer to the Summary Plan Description for more information.

      GENERAL - The General Cable Corporation Savings Plan for Hourly Employees (the "Plan") is a defined contribution plan consisting primarily of the following components: the Before-Tax Savings Account which accumulates the participant's share of the trust funds attributable to participant contributions and the Rollover Contribution Account which represents the participant's share of the trust funds attributable to the rollover of their accrued benefits from previous employer qualified retirement plans. The Plan was created on January 1, 1994.

      The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. Contributions and earnings accumulate tax free until withdrawn from the Plan. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PARTICIPATION - Hourly employees of the Bonham, Texas plant, the Monticello, Illinois plant, the Manchester, New Hamphshire plant, the Kenly, North Carolina plant, the Sanger, California plant, the Plano, Texas plant, the Cass City, Michigan plant and the Watkinsville, Georgia plant of General Cable Corporation (the "Company") are eligible to participate in the Plan following completion of one year of service. Participation in the Plan is voluntary.

      Separate participant accounts are maintained and participants can choose from among the following investment funds within the Master Trust (Fund descriptions have been provided by the Trustee of the Plan or the Plan Administrator):

      * NATIONSBANK SHORT-INTERMEDIATE GOVERNMENT FUND - Invests principally in bonds issued by the U.S. Government, its agencies and instrumentalities. It is structured to have an average weighted maturity of less than five years.

      * NATIONSBANK EQUITY INCOME FUND - Invests in common stocks and convertible securities.

      * NATIONSBANK TREASURY FUND - Invests in obligations both issued and guaranteed by the U.S. Treasury and repurchase agreements secured by such obligations. Maturities are limited to thirteen months or less.

      The Plan also has a Loan Fund provision from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. The amount borrowed may not exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or $50,000. The interest rate on loans outstanding at December 31, 1996 is 9.25% and the loans mature from 1997 to 1999.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the Plan:

      * Investments are generally valued on the basis of the quoted market value.

      *    Security transactions are recorded on the trade date.

      *    Income from investments is recognized when earned.

      USE OF ESTIMATES - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.    PARTICIPANTS' ACCOUNTS AND BENEFITS

      CONTRIBUTIONS - Employees who are eligible to participate in the Plan may make a Before-Tax Savings Account contribution up to 13% of their compensation subject to an overall limitation.

      ROLLOVERS - A participant may at any time make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution" as defined in the Internal Revenue Code is provided.

      VESTING - Participants' contributions are fully vested.

      BENEFIT PAYMENTS - Upon retirement or other termination of employment, a participant's account balance less any amounts necessary to repay participant loans may be distributed to the participant, or in the case of death to a designated beneficiary, in a lump-sum distribution.

      WITHDRAWALS - Once the participant has attained the age of 59-1/2, all or part of their rollover contribution account and Before-Tax Savings Account may be withdrawn without penalty. The full value of the Rollover Contribution Account may be transferred to another IRC Qualified Plan before age 59-1/2 without penalty.

4.    INVESTMENTS

      The Plan's investment in the Master Trust consists of an interest in a commingled employee benefit trust administered by the Company's Retirement Plans Finance Committee with NationsBank as trustee. The assets of the various retirement plans of the Company are commingled for investment purposes; however, the trustee accounts for changes in net assets of the Master Trust for each plan.

      The Master Trust is presented at fair value based on the market value of the investments of the Master Trust. Market values are generally determined by the quoted closing price of the securities on the last business day of the period. Income from investments is recognized when earned. The cost of investments sold is determined by the average cost method.

      Net assets and changes in net assets of the Master Trust are:

                                                                                DECEMBER 31,       DECEMBER 31,
NET ASSETS, AT FAIR VALUE                                                           1996               1995
Noninterest-bearing cash                                                                         $        5,094
Corporate common stocks                                                         $  1,837,805          3,055,472
Loans to participants                                                              2,376,341          2,298,743
Value of interest in registered mutual funds                                      50,559,703         44,539,169
Other receivables                                                                    138,402                 18
                                                                                 -----------         ----------

Total net assets                                                                 $54,912,251        $49,898,496
                                                                                 ===========        ===========



                                                                                 YEAR ENDED         YEAR ENDED
                                                                                DECEMBER 31,        DECEMBER 31,
CHANGES IN NET ASSETS                                                               1996                1995
Deposits by participating plans                                                  $ 5,561,993        $ 5,291,476
Withdrawals by participating plans                                                (6,929,470)        (5,920,892)
Increase from investment activities                                                6,381,232          8,411,872
                                                                                 -----------        -----------
           Total change in net assets                                              5,013,755          7,782,456
Beginning of year net assets                                                      49,898,496         42,116,040
                                                                                 -----------        -----------

End of year net assets                                                           $54,912,251        $49,898,496
                                                                                 ===========        ===========

Plan's investment in Master Trust                                                $ 1,171,359        $   548,103
                                                                                 ===========        ===========

Plan's investment in Master Trust as a
  percent of total                                                                   2.13%              1.10%
                                                                                     ====               ====




      Equity in the net earnings of the Master Trust at NationsBank is allocated to participating plans and participants daily.

5.    PLAN TERMINATION

      The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.    TAX STATUS

      The Plan obtained a determination letter on October 24, 1994, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC as of December 31, 1996 in 1995.

7.    TRANSACTIONS WITH RELATED PARTIES

      All administrative costs of the Plan are paid by the Company, for which no fees are charged to the Plan.

8.    CHANGE IN CONTROL OF PLAN SPONSOR

      During May, 1997 the sole shareholder of the Company sold approximately 80% of their ownership interest through an initial public offering of the stock of the Company.

                                  * * * * * *

GENERAL CABLE CORPORATION
SAVINGS PLAN FOR HOURLY EMPLOYEES

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27A OF FORM 5500) DECEMBER 31, 1996
--------------------------------------------------------------------------------

IDENTITY OF ISSUE, BORROWER,                                                                                  FAIR
LESSOR OR SIMILAR PARTY               DESCRIPTION OF INVESTMENT                                 COST          VALUE
Participant loans              18 loans with maturities ranging from
                               May 1997 to December 1999 and interest
                               rates of 9.25%                                                  $   -          $23,888
                                                                                               =========      ========

Note: The remaining net assets of the Plan are held in the General Cable Corporation Master Defined Contribution Trust.